1 A Unique Play on Conventional Drilling and the Strong European Gas Market July 2014 POLAND Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-182288 July [•], 2014

2 FORWARD-LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to potential and probable reserves, cash flow, value, risked value, timing of drilling and exploration activities, and revenue projections. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors that are, in some cases, beyond our control and that might materially affect actual results, levels of activity, performance, or achievements. For example, exploration, drilling, development, construction, or other projects or operations may be subject to the successful completion of technical work; environmental, governmental, or partner approvals; equipment availability; or other things that are or may be beyond our control. Our exploration or development operations that are anticipated, planned, or scheduled may be changed, delayed, take longer than expected, fail to accomplish intended results, or not take place at all. In carrying out exploration, it is necessary to identify and evaluate risks and potential rewards. This identification and evaluation is informed by science but remains inherently uncertain. Subsurface features that appear to be possible traps may not exist at all, may be smaller than interpreted, may not contain hydrocarbons, may not contain the quantity or quality estimated, or may have reservoir conditions that do not allow adequate recovery to render a discovery commercial or profitable. Forward-looking statements about the size, potential, or likelihood of discovery with respect to exploration targets are certainly not guarantees of discovery, of the actual presence or recoverability of hydrocarbons, or of the ability to produce in commercial or profitable quantities. Estimates of potential typically do not take into account all the risks of drilling and completion nor do they take into account the fact that hydrocarbon volumes are never 100% recoverable. Such estimates are part of the complex process of trying to measure and evaluate risk and reward in an uncertain industry. Other factors that could materially affect actual results, levels of activity, performance, or achievement can be found in our Annual Report on Form 10-K filed on March 14, 2014, and in the documents incorporated therein by reference. If any of these risks and uncertainties develop, or if any of our underlying assumptions prove to be incorrect, our actual results, levels of activity, performance, or achievement may vary significantly from what we projected. Any forward-looking statement contained in or made during this presentation reflects our current views with respect to such future event and is subject to these and other risks, uncertainties, and assumptions. We assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events or developments, or otherwise. FREE WRITING PROSPECTUS STATEMENT This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this presentation relates. Before you invest, you should read the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://sec.gov. The registration statement, which was declared effective on August 1, 2012, is available on the SEC Web site at http://sec.gov. FX Energy Forward-Looking Statements Prepared: July 7, 2014; Printed: July 7, 2014 NASDAQ: FXEN Corporate Headquarters FX Energy, Inc. 3006 Highland Drive Salt Lake City, UT 84106 Ph: (801) 486-5555 website: www.fxenergy.com Contact Scott Duncan VP Investor Relations scottduncan@fxenergy.com

Market and Financial Overview

Major Institutional Shareholders as of 3/31/2014

	Number of Shares	% Holding
BlackRock Fund Advisors	3,595,229	6.4%
Vanguard Group, Inc.	1,482,081	2.7%
Wellington Shields & Co.	1,264,980	2.3%
Clear Harbor Asset Management LLC	1,193,204	2.1%
Potomac Capital Management LLC	1,120,299	2.0%
SSgA Funds Management, Inc.	864,557	1.5%
National Asset Management, Inc.	780,186	1.4%
Discovery Capital Management LLC	600,000	1.1%
Northern Trust Investments, Inc.	597,527	1.1%
Voya Investment Management LLC	521,900	0.9%
Susquehanna Financial Group, LLP	434,268	0.8%
Schroder Investment Management Ltd.	410,274	0.7%
Tom Lovejoy	1,052,333	1.9%
David Pierce	742,709	1.3%
Ordinary Shares Outstanding	53,912,277	
Options	1,910,069	
Fully Diluted Shares	**55,822,346**	

Financial Information as of 3/31/2014

Balance Sheet Data ($mm)	Unaudited 3/31/14	Audited 12/31/13
Current assets	$21.4	$21.8
Property, net	80.6	76.2
Other assets	2.6	2.7
Total assets	$104.6	$100.7
Current liabilities	$8.3	$10.5
Long term debt	50.0	45.0
Other long term	1.7	1.6
Shldrs Equity	44.6	43.6
Total	$104.6	$100.7

Income Statement Data ($mm) unaudited	unaudited 1Q14	1Q13
Total revenues	$9.5	$9.5
Operating Costs	1.2	1.0
Exploration Costs	3.3	6.4
Non-cash expenses	2.1	2.0
G&A	2.0	1.8
Total Costs	8.6	11.2
Operating inc (loss)	$(0.9)	$(1.7)

Shareholder Ownership

Ownership by Shareholder Category



Officer and Director
(fully diluted)
Institutional
Retail
8.3%
30.9%
60.7%

Market Data

NASDAQ Symbol: FXEN
Market Cap: $195 mm @ $3.60/sh
50 day avg. volume: 600,000 shares/day
52 week price range: $5.85 - $2.82

Research Coverage

Euro Pacific	MLV
Imperial Capital	Roth Capital Partners
ING Equity Research	

Full Year 2014 Liquidity Sources (millions)



Cash
Bank Facility
Cash Flow
$10
$25
$20

Estimated cash flow is after G&A but before exploration and development.

NASDAQ: FXEN

3

Reserve Category Bcfe Bcme PV10 pretax PV10 per/sh Proved Developed 40 1.1 $152 Proved Undeveloped 1 0.0 $1 Total Proved (P90 or 1P) Value 41 1.1 $153 $2.84 Probable Reserves 21 0.6 $40 $0.74 Proved+Probable (P50/2P) 62 1.7 $193 $3.58 4 FX Energy Focused on Poland Why Poland Poland still has conventional gas deposits (vertical wells, no stimulation) Gas prices currently are higher than U.S. and appear relatively stable (Europe = $9-$12 vs. U.S. = $4-$5) Solid track record Building reserves since 2003; producing since 2006 Successful track record drilling in core producing area $45-$50 million capex for 2014 includes 5 new wells (of which 1 drilled 1H14; 4 to drill 2H14) Prospects for growth Large inventory of drill-ready 3D prospects in core gas producing area; 100 Bcf risked net potential Tuchola discovery could add $20 to $25 million to P50/2P PV10 pretax ($0.35 to $0.45 per share) net after development costs estimated at $35 million Reserves per RPS Energy and Hohn Engineering as of 12/31/2013 adjusted for Szymanowice-1, not including Tuchola discovery. Our oil production is entirely in the U.S. and represents 7% of PDP and 0% of PUD; gas production is entirely in Poland and represents 93% of PDP and 100% of PUD Tuchola-4K reservoir test May 18, 2014 NASDAQ: FXEN

North European Permian Basin 150 Tcf 4.0 Tcm 40 Tcf 1.1 Tcm 60 Tcf 1.6 Tcm 5 Tcf 0.1 Tcm FX Poland has significant undiscovered hydrocarbon potential Permian Basin extends across Europe: Permian (Rotliegend) gas fields in Poland are direct analogs to those found in the UK and Dutch sectors of the Southern North Sea and onshore Netherlands and Germany The North Sea was – and continues to be – explored by dozens of companies But only one company (state-owned) was exploring Poland during the Iron Curtain decades Geology doesn’t stop at the border; Poland is just under-explored 5 Untapped Resources in Poland NASDAQ: FXEN

6 Polish Gas Prices Are Higher Than U.S. NASDAQ: FXEN Europe imports 1/2 of its gas supply, mostly from Russia Poland imports 2/3 of its gas supply, mostly from Russia/Gazprom Domestic production: 420 Mmcf/day; 150 Bcf/year; 4.2 Bcm/year Natural Gas Imports: 1.1 Bcf/day; 400 Bcf/year; 11.2 Bcm/year Russian gas prices are still tied to oil Shale gas remains elusive in Europe LNG (liquefied natural gas) scheduled to arrive in Poland 2015 – at about $20 per mcf (reflecting Asian demand) Polish gas approximately $12/mmbtu FX 1Q2014 average wellhead price: $9.28/mmbtu $7.42/mcf (80% methane gas) NASDAQ: FXEN Polish Gas Price vs U.S. Henry Hub ($mcf) Jan-03 Nov-03 Sep-04 Jul-05 May-06 Apr-07 Feb-08 Dec-08 Oct-09 Aug-10 Jul-11 May-12 Mar-13 Jan-14 $16 $14 $12 $10 $8 $6 $4 $2 $0

7 Size: 312,000 sq. km. (~120,000 sq. mi.); comparable to Germany or New Mexico Population: 38 million people; well- educated, multi-lingual, culturally homogeneous (Germany has 80 million; France and UK have 60 million each) Political stability: Poland is a member of the European Union (EU) and NATO; it has a long history of adhering to the rule of law Economy: Poland is Europe’s sixth largest economy Poland has its own currency (zloty) and its own central bank Poland’s GDP has continued to see growth since 2008, despite economic upset in the rest of the EU Poland Overview NASDAQ: FXEN

8 Fences license: core producing area; many more prospects in inventory Edge license: Tuchola discovery signals a significant new gas play Five license areas cover 2.3 million gross acres FX holds 49% interest in core Fences license; PGNiG holds 51% and operates FX holds 51% and operates Block 255 license; PGNiG holds 49% All other licenses 100% owned and operated by FX Energy FX Energy: Licenses in Poland Main gas distribution lines in red Gross (mm acres) Working Interest Net (mm acres) Net (sq. km.) Fences 0.85 49% 0.41 1,647 Block 229 0.23 100% 0.23 941 Block 246 0.24 100% 0.24 975 Block 255 0.24 51% 0.12 488 Edge 0.73 100% 0.73 2,937 Block 287 0.01 100% 0.01 52 2.30 1.74 7,040 Block 229 100% Fences 49% Block 246 100% Block 255 51% Edge 100% Edge - Tuchola Discovery Fences - Producing Area NASDAQ: FXEN

Block 246 FX 100% PGNiG’s Paproc field 267 Bcf disc. 1982 PGNiG’s Radlin field 390 Bcf (disc. 1985 Fences FX 49% FX 24.5% Block 229 FX 100% Fences concession: 850,000 acres (3,440 sq. km.) surrounding PGNiG’s 390 Bcf Radlin Gas Field 9 Rotliegend gas potential Rotliegend gas fields from the 1980s showed area potential PGNiG had given up on the Rotliegend play - too deep for porosity beyond 2,500 meters FX saw high potential with limited exploration risk FX combined modern processing procedures with experience of Polish interpreters Fences: FX earned 49%; PGNiG holds 51% and operates Fences Fences License: Core Producing Area NASDAQ: FXEN

Commercial Discoveries Gross P50 Reserves(1) /well Kleka-11 3 bcf 0.1 bcm Zaniemysl 27 bcf 0.7 bcm Sroda-4 + Kromolice-1 41 bcf 1.1 bcm Winna Gora 15 bcf 0.4 bcm Roszkow 32 bcf 0.9 bcm Kromolice-2 8 bcf 0.2 bcm Lisewo-1 + Lisewo-2 40 bcf 1.1 bcm Komorze-3 8 bcf 0.2 bcm Total 10 wells 174 bcf 4.7 bcm Avg. 10 wells 17 bcf 0.5 bcm 10 NASDAQ: FXEN Fences License: Track Record (1) P50 Estimated Ultimate Recovery FX brought new seismic techniques for acquisition, processing, and depth conversion Result: 10 commercial successes out of 15 wells (67%) targeting Rotliegend structures Average well size (10 wells): 17 Bcf gross P50 pre-tax Average daily production per well: approximately 4.9 Mmcf/day gross initial rate Kromolice-1 Kromolice-2 Zaniemysl (shut-in) Lisewo-1 Kleka-11 (depleted) Roszkow Winna Gora Sroda-4 Komorze-3 Lisewo-2 Fences License (FX 49%) NASDAQ: FXEN

11 Fences License: Growth on a Solid Base Above chart is from the FX Energy 12/31/2013 independent reserve report.(1) Based on $6.82/mcf held constant (SEC method: first-day-of-month average 2013 wellhead gas price). Above chart: per-well averages based on 12/31/2013 independent reserve report(1) for 10 commercial wells in Fences license; for 100% working interest. (1) Per RPS Energy and Hohn Engineering as of 12/31/2013 adjusted for Szymanowice-1 Long lived, steady production and revenues High return on invested capital Low risk (67% success rate in Fences license Rotliegend structures) Substantial growth potential in current prospect inventory Tuchola field could add $70 to $80 million of future net revenues over the four years beginning 2017; development costs estimated at $35 million Economics: Average of 10 Fences Wells (100%) Well cost (current estimate) $10 mm Facilities cost (current estimate) $4 mm Pre-tax P90/P50 value (PV-10) (avg.) $53/$62 mm P90/P50 cumulative undiscounted net cash flow (avg.) $68/$107 mm Pre-tax P90/P50 reserves (avg.) 13/17 Bcf (0.3/0.5 Bcm) Initial production rate (avg.) 4.9 Mmcf/d (131 Mcm/d) Royalty (current) $0.04/mcf NASDAQ: FXEN Production Profile - Average of 10 Fences Wells Mmcfe/day Meme/day Year 6.0 5.0 4.0 3.0 2.0 1.0 1 2 3 4 5 6 7 8 9 10 11 12 180 160 140 120 100 80 60 40 20 Mcme/day

Fences License: Production/Reserves Growth

- **Historical production and revenues in Fences license**
  - FX produced ~12-13 Mmcfe/d (about 2,000 boe/d) net in each of the last 3 years
  - FX had oil and gas revenues of ~$30-35 million per year in each of the last 3 years
- **Drilling pace now increased**
  - 2003 to 2012: drilled just 1 well per year avg. in Fences
  - 2014 and 2015: plan 3 wells per year in Fences
- **Production and reserves expected to grow**
  - New production set to come on line 4Q14 in Fences from prior drilling
  - Inventory of drill-ready 3D prospects with net risked potential of 100 Bcf
  - 3 wells planned for 2014 + sidetrack (+ Tuchola-3 and Tuchola-4 in Edge license)


2P Reserves vs. Production (Bcfe)*
YE Poland Reserves
YE US Reserves
2P Reserves (Bcfe)
Annual Production (Bcfe)
120
100
80
60
40
20
0
100
80
60
40
20
0
2005 2006 2007 2008 2009 2010 2011 2012 2013

*Per RPS Energy and Hohn Engineering as of 12/31/2013 adjusted for revisions and for Szymanowice-1


Oil & Gas Production - avg. daily
Gas
Oil
Mmcfe/day
16.0
12.0
8.0
4.0
0.0
2005 2006 2007 2008 2009 2010 2011 2012 2013 Q1 2014

NASDAQ: FXEN

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13 NASDAQ: FXEN Fences License: 2014/2015 Plans Szymanowice-S 2015 drill Substantial 3D seismic in hand; shift capex toward more drilling 7 wells now producing Lisewo-2 to start producing 4Q14 Zaniemysl sidetrack could produce 4Q14 if successful 3 more wells planned to start drilling in 2014; 2 of them in 3Q14 3 more wells planned for 2015 in the Miloslaw and Lisewo areas 3D seismic acquisition to start this year in Kotlin area  Fences License (FX 49%) Miloslaw E. 2014 and 2015 drill Lisewo-2 to start producing 4Q2014 Baraniec 2014 drill Szymanowice-S 2015 drill Kotlin 3D 2014 Karmin 2014 drill Zaniemysl-3

14 FX Inventory: 20 Undrilled Prospects Lisewo Area Miloslaw Area FX invested $40 million in 3D seismic 2011-2013 Long lead time to acquire, process, and interpret 3D seismic Payoff – a backilog of drill-ready prospects on 3D with risked potential of 100 Bcf net to FX

15 Edge License: Geological Setting Source, Reservoir, and Seal in the Edge License Carboniferous and Devonian source rock underlies the Edge license – most old wells had oil/gas shows Carbonate (reef) deposits on high blocks in Zechstein/Devonian provide potential reservoirs and can have very high flow rates Zechstein anhydrite generally present to provide seal These essential elements are generally present along the Edge trend Gravity and 2D seismic show potential target areas, help focus/prioritize High-quality 3D seismic is critical; all prior wells were drilled on only 2D seismic FX currently is interpreting 240 sq. km. of high-quality 3D seismic Edge license: interpreted gravity structure map Edge license: oil/gas shows Edge

16 NASDAQ: FXEN Tuchola Field: A Model for Exploration Tuchola field: small size but high value Estimated 12 Bcf recoverable: including methane, NGLs, condensate, and helium Methane plus helium value approx. $7.00 to $7.50 per gross produced mcf at current prices (x 12 Bcf = $84 to $90 mm future gross revenue) Tuchola deposit has high value even though small size (< 1 sq. km.), a strong positive in support of further exploration where other prospects appear larger Tuchola confirms a new hydrocarbon system in Poland and provides a 3D seismic illustration of a particular trap type, a key interpretation tool Tuchola-4K Tuchola-3K Tuchola-3K Tuchola-4K

17 Edge License: Further Exploration Exploration: Larger prospects; additional trap types 240 sq. km. of new 3D currently being interpreted to identify prospects Multiple leads already in evidence; looking for combination of lower risk and high potential Currently plan to drill at least 1 more Edge prospect this year Edge license is FX Energy’s exploration priority – it’s big, we control it, and we have shown it works 730,000 gross and net acres/2,900 sq. km.; FX operates and holds 100% working interest Edge license Tuchola-3K, -4K Edge license Tuchola-3K, -4K NASDAQ: FXEN

18 Tuchola Field: Development Maximize cash flow; prepare for future discoveries Facilities and pipeline design underway; first production expected in 2017 Facilities and pipeline costs (mainly in 2016) estimated at $35 million Initial production estimated at +10 mmcf/d Development funds could come from existing bank facility, project financing, gas purchasers, or facility builders Future development options: anticipating additional discoveries, FX is simultaneously planning for modular facility expansion and a high capacity pipeline tie-in Tuchola Field Tuchola-4K reservoir test May 18, 2014 NASDAQ: FXEN

19 Edge license: Tuchola discovery signals a potentially significant new exploration area Tuchola field (2 wells) estimated at 12 Bcf of recoverable gas Tuchola discovery provides a 3D model, a key exploration tool 2014 plans include at least 1 more well on 3D seismic FX owns 100% working interest in 730,000 gross and net acres (2,937 sq. km.) Tuchola field development: design and permitting underway; first production 2017 Field development cost est. ~$35 million, mostly in 2016; funding from bank, buyer, builder Initial production/sales estimated at +10 mmcf/d; $70-$80 million future net revenues over 4 years Fences license: reserves and production base established, steady growth expected 7 Fences wells now producing; Company-wide production 13.6 Mmcfe daily average 1Q2014 New Fences production coming on line 4Q14 3 new Fences wells planned for 2014; 3 more for 2015; 67% success rate to date Inventory of drill-ready 3D prospects with net risked potential of 100 Bcf FX owns 49% working interest in 850,000 gross and 410,000 net acres (net 1,647 sq. km.) FX Energy has many 3D targets and a robust drilling schedule $45-$50 mm capex planned for 2014; 5 new wells in 2014 (1 drilled 1H14; 4 more scheduled 2H14) Recap NASDAQ: FXEN